Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 11, 2013

Relating to Registration No. 333-192246

Scorpio Bulkers Inc.

31,300,000 Common Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus (the “Preliminary Prospectus”) included in the registration statement on Form F-1 (Commission File No. 333-192246). The following information supplements and updates the information contained in the Preliminary Prospectus.

To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1587264/000119312513469389/d624390df1a.htm

Offering Size:	The size of the offering has been increased to 31,300,000 common shares (35,995,000 common shares if the underwriters exercise their over-allotment option in full).

Price to public:	$9.75 per common share

Trade date:	December 12, 2013

Closing date:	December 17, 2013

Common shares outstanding immediately after the offering: [1]	132,695,411 common shares (137,390,411 common shares, if the underwriters exercise their over-allotment option in full).

Net proceeds to us:	We will receive net proceeds of approximately $282.4 million from this offering (approximately $325.0 million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

Use of proceeds:	We intend to use all of the net proceeds of this offering to fund newbuilding vessel capital expenditures.

As further adjusted capitalization:	Based on the offering price of $9.75 per common share, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, as of September 30, 2013, on an as further adjusted basis, our total cash would have been $853.8 million, our total shareholders’ equity would have been $1,104.6 million and our total capitalization would have been $1,104.6 million.

[1]	Based on 101,395,411 shares outstanding and excludes (i) 31,250 common shares issuable to SSH as payment, in part, for its services under the Administrative Services Agreement in connection with the delivery of each of the first 17 vessels in our Initial Fleet, 25,811 common shares in connection with the delivery of each of the next nine vessels in our Initial Fleet, 25,633 common shares in connection with the delivery of each of the next ten vessels in our Initial Fleet, 26,419 common shares to SSH as payment related to each of the next four Kamsarmax vessels in our Initial Fleet; 26,185 common shares to SSH as payment related to each of the next three Capesize vessels in our Initial Fleet; 26,197 common shares to SSH as payment related to each of the next two vessels in our Initial Fleet, and 26,396 common shares to SSH as payment related to each of the next seven vessels in our Initial Fleet and (ii) the remaining 707,021 common shares issuable under our Equity Incentive Plan.

Dilution:

After giving effect to the sale of 31,300,000 common shares in this offering at an offering price of $9.75 per share, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma adjusted net tangible book value as of September 30, 2013 would have been $1,104.6 million, or $8.41 per share. This represents an immediate accretion in net tangible book value of $0.19 per share to existing shareholders and an immediate dilution of net tangible book value of $1.34 per share to new investors.

Investors purchasing our common shares in this offering will have contributed approximately 27% of the total consideration paid for our common shares.

CUSIP:	Y7546A106

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; and Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.